UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

DREW INDUSTRIES INCORPORATED
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1(b) IRS IDENT. NO.                    |(c) SEC FILE NO.
                                       |
13-3250533                             |    0-13646
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1(d) ADDRESS OF ISSUER              STREET

200 MAMARONECK AVE
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1(d)      CITY                       STATE                  ZIP CODE

       WHITE PLAINS                   NY                     10601
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1(e) TELEPHONE
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     AREA CODE           |NUMBER
                         |
        914              | 428-9098
________________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

EDWARD W. ROSE, III
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2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER

461 56 2790                                DIRECTOR & 10% HOLDER
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2(d) ADDRESS                        STREET

C/O CARDINAL INVESTMENT COMPANY     500 CRESCENT CT., SUITE 250
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2(d)      CITY                       STATE                  ZIP CODE

         DALLAS                       TX                     75201
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

                                         SEC USE
3(a)           (b)                       ONLY     (c)          (d)           (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of    Aggregate     Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or    Market        or Other Units     Date of Sale       Securities
Securities     Whome the Securities      File     Other Units  Value         Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold   (See instr.   (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.  3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities
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COMMON         JONES & ASSOCIATES, INC.           up to        $7,116,000(1) 10,245,788         Beginning 4/13/04  NYSE
               32133 W. LINDERO                   200,000
               CANYON ROAD
               WESTLAKE VILLAGE, CA
               91361
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(1)  at the closing price on April 9, 2004 of $35.58 per share

INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                    Name of Person
                                                    from Whom Acquired
Title of   Date You       Nature of                 (If gift, also give date   Amount of            Date of             Nature of
the Class  Acquired       Acquisition Transaction   donor acquired)            Securities Acquired  Payment             Payment
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Common     Dec. 15, 2003  option exercise           Issuer                      5,000               Dec. 15, 2003       cash

Common     Mar. 3, 2003   private transaction       Issuer management          17,400               Mar. 3, 2003        cash

Common     Dec. 5, 2002   option exercise           Issuer                      5,000               Dec. 5, 2002        cash

Common     Dec. 17, 2001  private transaction       private individual         39,000               Dec. 17, 2001       cash

Common     Nov. 29, 2000  private transaction       private individual          5,000               Nov. 29, 2000       cash

Common     Sept. 26, 2000 open market               not known                   5,900               Sept. 26, 2000      cash

Common     Sept. 8, 2000  open market               not known                     300               Sept. 8, 2000       cash

Common     Sept. 5, 2000  open market               not known                     600               Sept. 5, 2000       cash

Common     June 28, 1996  private transaction       Lecil Thomas               94,200               June 28, 1996       cash

Common     July 23, 1991  private transaction       Bass Brothers Enterprises  29,400               July 23, 1991       cash
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INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
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None
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REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

       April 12, 2004                           /s/ Edward W. Rose, III
___________________________________     ________________________________________
      (DATE OF NOTICE)                                 (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).